UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December 2024

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of relevant information dated December 16, 2024

Item 1

RELEVANT INFORMATION

Bogotá, December 16, 2024. Grupo Aval Acciones y Valores S.A (“Grupo Aval” or the “Company”) informs that in accordance with the relevant information disclosed by the Company on December 11, Grupo Aval has acquired 94.5% of the ordinary shares of Fiduciaria Corficolombiana S.A. (“FiduCFC”) from Corficolombiana S.A. and Valora S.A.S. at a price of COP 2,636.32 per share. The agreement executed between the parties includes an option for Grupo Aval to acquire an additional 5.5% of FiduCFC’s shares within a six (6) month period.

Additionally, the Company acquired 40.77% of the ordinary shares of Casa de Bolsa S.A. from Corficolombiana S.A. and Organización Pajonales S.A. at a price of COP 2,421.56 per share. An independent valuation firm was engaged by the participating entities to support the transaction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2024

GRUPO AVAL ACCIONES Y VALORES S.A.

By:		/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel